Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

INSIDE INFORMATION

UNAUDITED FINANCIAL RESULTS FOR THE

QUARTER ENDED MARCH 31, 2024

This announcement is issued pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited and under Part XIVA of the Securities and Futures Ordinance (Cap. 571).

MINISO Group Holding Limited (“MINISO” or the “Company”) is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended March 31, 2024.

The Company is pleased to announce the unaudited condensed consolidated results of the Company and its subsidiaries for the three months ended March 31, 2024 published in accordance with applicable rules of the U.S. Securities and Exchange Commission (the “SEC”).

Attached hereto as Schedule I is the full text of the press release issued by the Company on May 14, 2024 (Eastern Time), in relation to the unaudited financial results for the three months ended March 31, 2024, some of which may constitute material inside information of the Company.

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the SEC and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this announcement and in the attachments is as of the date of this announcement, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

The Company’s shareholders and potential investors are advised not to place undue reliance on the unaudited financial results for the three months ended March 31, 2024 and to exercise caution in dealing in securities in the Company.

By Order of the Board
MINISO Group Holding Limited
Mr. YE Guofu
Executive Director and Chairman

Hong Kong, May 14, 2024

As of the date of this announcement, the board of directors of the Company comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.

SCHEDULE I

MINISO Group Announces March Quarter 2024 Unaudited Financial Results

GUANGZHOU, China, May 14, 2024/PRNewswire/－ MINISO Group Holding Limited (NYSE: MNSO; HKEX: 9896) (“MINISO”, “MINISO Group” or the “Company”), a global value retailer offering a variety of trendy lifestyle products featuring IP design, today announced its unaudited financial results for the quarter ended March 31, 2024 (the “March Quarter”).

Financial Highlights

•	Revenue was RMB3,723.5 million (US$515.7 million), representing an increase of 26.0% year over year.

•	Gross profit was RMB1,616.5 million (US$223.9 million), representing an increase of 39.1% year over year.

•	Gross margin was 43.4%, compared to 39.3% in the same period of 2023.

•	Operating profit was RMB743.3 million (US$102.9 million), representing an increase of 29.1% year over year.

•	Profit for the period was RMB586.0 million (US$81.2 million), representing an increase of 24.4% year over year.

•	Adjusted net profit(1) was RMB616.9 million (US$85.4 million), representing an increase of 27.7% year over year.

•	Adjusted net margin(1) was 16.6%, compared to 16.4% in the same period of 2023.

•	Adjusted EBITDA(1) was RMB965.3 million (US$133.7 million), representing an increase of 36.7% year over year.

•	Adjusted EBITDA margin(1) was 25.9%, compared to 23.9% in the same period of 2023.

Note:

(1)	See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

Operational Highlights

•	As of March 31, 2024, MINISO brand has expanded its retail footprint to a significant milestone of 6,630 stores. This growth was underscored by a remarkable net addition of 217 stores in the March Quarter alone, a figure that represents nearly a threefold increase compared to the net new store openings in the same period of last year.

•	For the first time, MINISO brand has surpassed the 4,000 store mark in mainland China, reaching a total of 4,034 stores as of March 31, 2024. This achievement was marked by a net addition of 108 new stores in the March Quarter, nearly doubling the net new stores opened in the same period of last year.

•	Number of MINISO stores in overseas markets was 2,596 as of March 31, 2024, with a net opening of 109 new stores in the March Quarter, a significant increase from the 16 net new stores opened in the same period of last year.

•	Number of TOP TOY stores was 160 as of March 31, 2024, increasing by 44 stores year over year and 12 stores quarter over quarter.

The following table provides a breakdown of the number of MINISO and TOP TOY stores as well as their year-over-year and quarter-over-quarter changes as of the relevant dates:

	As of
	March 31, 2023	December 31, 2023	March 31, 2024	YoY	QoQ
Number of MINISO stores(1)	5,514	6,413	6,630	1,116	217
Mainland China	3,383	3,926	4,034	651	108
– Directly operated stores	16	26	29	13	3
– Third-party stores	3,367	3,900	4,005	638	105
Overseas	2,131	2,487	2,596	465	109
– Directly operated stores	150	238	281	131	43
– Third-party stores	1,981	2,249	2,315	334	66
Number of TOP TOY stores(2)	116	148	160	44	12
– Directly operated stores	9	14	17	8	3
– Third-party stores	107	134	143	36	9

For more information about MINISO stores, please refer to “Unaudited Additional Information” in this press release.

Notes:

(1) “MINISO stores” refers to the offline stores operated under the “MINISO” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model and the distributor model.

(2) “TOP TOY stores” refers to the offline stores operated under the “TOP TOY” brand, including those directly operated by the Company, and those operated by third parties under the MINISO Retail Partner model.

Mr. Guofu Ye, Founder, Chairman, and CEO of MINISO, commented, “This past March Quarter has seen our fastest pace of store openings for the first quarters ever, establishing a robust foundation towards our goal of a net addition of 900 to 1,100 stores in 2024. We also embarked on our path towards our five-year strategic goal with a stronger March Quarter compared to the high base of the same period of 2023. We are pleased to see initial effect from our IP and globalization strategies and as a result, our total revenue reached RMB3.7 billion with a 26% increase year over year, which was primarily attributable to a 19% increase in average store count and a 9% same-store sales growth.”

Mr. Ye added, “Revenue generated from overseas markets surged by 53% year over year, which exceeded even our most optimistic expectations and set a new record for the first quarters. This was largely attributable to a 92% year-over-year increase in revenue from our directly operated markets, which have seen a growth of over 80% for four consecutive quarters. The rapid expansion in our directly operated markets has not only been sustained but has also led to a 28% increase in our adjusted net profit, with a healthy adjusted net margin of 16.6%. Our strong financial and operational performance across the board continues to reflect the relevance and resilience of our business model and universal appealing of our product offerings. We possess the necessary patience and perseverance and remain committed to a long-term approach, taking each step with care and diligence to accomplish our five-year development plan to maintain a revenue compound annual growth rate of no less than 20%.”

Mr. Eason Zhang, CFO and Vice President of MINISO, commented, “Gross margin for this March Quarter reached 43.4%, even higher than peak season of last December Quarter, thanks to a sustained strong momentum from overseas markets and TOP TOY. In longer term, we are confident to increase gross margin steadily by leveraging our core capabilities in IP product development, supply chain integration and globalization.”

Mr. Zhang continued, “Our performance in March Quarter once again demonstrates the strength of our business model and reflects our ability to execute on our IP and globalization strategy. Looking forward into the June quarter 2024, we expect our sales to continue to grow healthily on a year-over-year basis, driven by better store-level performance and store network expansion. Meanwhile, we will also continue to carefully manage cost and capital allocation as we focus on consistently delivering solid profits and healthy cash flow. I am very confident that we will once again meet our full-year targets and deliver on our fun and value to consumers worldwide.”

Unaudited Financial Results

Revenue was RMB3,723.5 million (US$515.7 million), representing an increase of 26.0% year over year, primarily driven by a 19.3% increase in the average store count and an around 9% same-store sales growth on group level.

Revenue generated from mainland China increased by 16.2% year over year to RMB2,501.7 million (US$346.5 million), primarily driven by (i) an increase of 15.6% in revenue from MINISO’s offline stores in mainland China, which was primarily due to a 18.7% growth in average store count, and the same-store sales was about 98% of the same period of last year’s high comparable base, and (ii) a surge of 55.1% in revenue from TOP TOY, which was primarily due to a 32.2% growth in average store count, and a same-store sales growth of around 26% when compared to the same period in 2023.

Revenue generated from overseas markets increased by 52.6% year over year to RMB1,221.9 million (US$169.2 million). This significant growth was primarily attributable to a 19.7% expansion in average store count, coupled with a robust same-store sales growth of around 21%. During the March Quarter, revenue from overseas markets constituted 32.8% of our total revenue, marking a notable rise from the 27.1% share during the same period in 2023. It is also worth noting that revenue from our overseas directly operated markets contributed around 58% to the total overseas market revenue for the March Quarter. This represents a higher revenue share when compared on both a year-over-year and quarter-over-quarter basis, underscoring the strategic importance and strong performance of these markets.

For more information on the composition and year-over-year change of revenue, please refer to the “Unaudited Additional Information” in this press release.

Cost of sales was RMB2,107.1 million (US$291.8 million), representing an increase of 17.6% year over year.

Gross profit was RMB1,616.5 million (US$223.9 million), representing an increase of 39.1% year over year.

Gross margin was 43.4%, compared to 39.3% in the same period of 2023. The year-over-year increase was primarily attributable to (i) higher revenue contribution from directly operated markets which accounted for around 58% of revenue from overseas markets, compared to around 46% in the same period of 2023, and (ii) higher gross margin of TOP TOY due to a shift in product mix towards more profitable products.

Selling and distribution expenses were RMB696.0 million (US$96.4 million), representing an increase of 58.5% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB672.0 million (US$93.1 million), representing an increase of 55.7% year over year, mainly attributable to (i) increases in personnel-related expenses, logistics expenses and other expenses in relation to the growth of the Company’s business, (ii) increased expenses mainly in relation to overseas directly operations, including payroll, rental expense as well as depreciation and amortization expenses, and (iii) an increase in promotion and advertising expenses, mainly in connection with the strategic upgrade of MINISO brand and the growth of our offline-to-online business.

General and administrative expenses were RMB191.3 million (US$26.5 million), representing an increase of 23.3% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB184.4 million (US$25.5 million), representing an increase of 22.4% year over year, mainly attributable to an increase in personnel-related expenses in relation to the growth of the Company’s business.

Other net income was RMB14.8 million (US$2.1 million), compared to RMB3.3 million in the same period of 2023. The year-over-year increase was mainly attributable to an increase in fair value of an investment.

Operating profit was RMB743.3 million (US$102.9 million), representing an increase of 29.1% year over year.

Net finance income was RMB25.0 million (US$3.5 million), flat year over year.

Profit for the period was RMB586.0 million (US$81.2 million), representing an increase of 24.4% year over year.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB616.9 million (US$85.4 million), representing an increase of 27.7% year over year.

Adjusted net margin was 16.6%, compared to 16.4% in the same period of 2023.

Adjusted EBITDA was RMB965.3 million (US$133.7 million), representing an increase of 36.7% year over year.

Adjusted EBITDA margin was 25.9%, compared to 23.9% in the same period of 2023.

Basic and diluted earnings per ADS were both RMB1.88 (US$0.26) in this quarter, representing an increase of 27.0% year over year from RMB1.48 in the same period of 2023. Each ADS represents four of the Company’s ordinary shares.

Adjusted basic and diluted earnings per ADS were both RMB1.96 (US$0.27) in this quarter, representing an increase of 28.9% year over year from RMB1.52 in the same period of 2023.

Conference Call

The Company’s management will hold an earnings conference call at 5:00 A.M. Eastern Time on Tuesday, May 14, 2024 (5:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed by the following Zoom link or dialing the following numbers:

Access 1

Join Zoom meeting.

Zoom link: https://zoom.us/j/97077291846?pwd=cUlpRG45UWxFaGg5eTlqdHBlaGxDUT09

Meeting Number: 970 7729 1846

Meeting Passcode: 9896

Access 2

Listeners may access the call by dialing the following numbers by using the same meeting number and passcode with access 1.

United States:	+1 689 278 1000 (or +1 719 359 4580)
Hong Kong, China:	+852 5803 3730 (or +852 5803 3731)
United Kingdom:	+44 203 481 5237 (or +44 131 460 1196)
France:	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore:	+65 3158 7288 (or +65 3165 1065)
Canada:	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at https://ir.miniso.com/.

The replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at https://ir.miniso.com/.

About MINISO Group

MINISO Group is a global value retailer offering a variety of trendy lifestyle products featuring IP design. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized consuming brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 29, 2024, which was RMB7.2203 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted EBITDA, adjusted EBITDA margin, adjusted basic and diluted net earnings per share and adjusted basic and diluted net earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO defines adjusted EBITDA as adjusted net profit plus depreciation and amortization, finance costs and income tax expense. Adjusted EBITDA margin is computed by dividing adjusted EBITDA by revenue for the period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis. MINISO computes adjusted basic and diluted net earnings per share in the same way as it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit, net profit margin, basic and diluted earnings per share and basic and diluted earnings per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,”, “potential,” “continue” or other similar expressions. Among other things, the quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC and the HKEX. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu
MINISO Group Holding Limited
Email: ir@miniso.com

Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As at	As at
	December 31, 2023	March 31, 2024
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	769,306	855,894	118,540
Right-of-use assets	2,900,860	2,946,327	408,062
Intangible assets	19,554	15,305	2,120
Goodwill	21,643	21,236	2,941
Deferred tax assets	104,130	100,079	13,861
Other investments	90,603	107,460	14,883
Trade and other receivables	135,796	164,536	22,789
Term deposits	100,000	100,000	13,850
Interests in equity-accounted investees	15,783	15,787	2,186

	4,157,675	4,326,624	599,232

Current assets
Other investments	252,866	334,223	46,289
Inventories	1,922,241	1,873,861	259,527
Trade and other receivables	1,518,357	1,440,199	199,465
Cash and cash equivalents	6,415,441	6,737,918	933,191
Restricted cash	7,970	2,587	358
Term deposits	210,759	190,314	26,358

	10,327,634	10,579,102	1,465,188

Total assets	14,485,309	14,905,726	2,064,420

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)
(Expressed in thousands)

	As at	As at
	December 31, 2023	March 31, 2024
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
EQUITY
Share capital	95	95	13
Additional paid-in capital	6,331,375	5,688,562	787,857
Other reserves	1,114,568	1,078,352	149,350
Retained earnings	1,722,157	2,304,629	319,187

Equity attributable to equity shareholders of the Company	9,168,195	9,071,638	1,256,407
Non-controlling interests	23,022	26,665	3,693

Total equity	9,191,217	9,098,303	1,260,100

LIABILITIES
Non-current liabilities
Contract liabilities	40,954	39,980	5,537
Loans and borrowings	6,533	6,411	888
Other payables	12,411	18,292	2,533
Lease liabilities	797,986	859,741	119,073
Deferred income	29,229	39,372	5,453

	887,113	963,796	133,484

Current liabilities
Loans and borrowings	726	712	99
Trade and other payables	3,389,826	3,203,410	443,667
Contract liabilities	324,028	304,385	42,157
Lease liabilities	447,319	439,917	60,928
Deferred income	6,644	6,655	922
Current taxation	238,436	245,490	34,000
Dividends payable	—	643,058	89,063

	4,406,979	4,843,627	670,836

Total liabilities	5,294,092	5,807,423	804,320

Total equity and liabilities	14,485,309	14,905,726	2,064,420

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended March 31,
	2023	2024
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Revenue	2,954,148	3,723,531	515,703
Cost of sales	(1,792,403)	(2,107,073)	(291,826)

Gross profit	1,161,745	1,616,458	223,877
Other income	782	3,645	505
Selling and distribution expenses	(439,018)	(696,027)	(96,399)
General and administrative expenses	(155,206)	(191,341)	(26,500)
Other net income	3,290	14,829	2,054
Reversal of credit loss/(credit loss) on trade and other receivables	4,328	(667)	(92)
Impairment loss on non-current assets	—	(3,612)	(500)

Operating profit	575,921	743,285	102,945
Finance income	33,727	40,890	5,663
Finance costs	(8,646)	(15,909)	(2,203)

Net finance income	25,081	24,981	3,460
Share of profit of equity-accounted investees, net of tax	—	120	17

Profit before taxation	601,002	768,386	106,422
Income tax expense	(130,075)	(182,432)	(25,267)

Profit for the period	470,927	585,954	81,155

Attributable to:
Equity shareholders of the Company	465,505	582,472	80,673
Non-controlling interests	5,422	3,482	482

Earnings per ordinary share
– Basic	0.37	0.47	0.07
– Diluted	0.37	0.47	0.07

Earnings per ADS
(Each ADS represents 4 ordinary shares)
– Basic	1.48	1.88	0.26
– Diluted	1.48	1.88	0.26

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (CONTINUED)
(Expressed in thousands, except for per ordinary share and per ADS data)

	Three months ended March 31,
	2023	2024
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Profit for the period	470,927	585,954	81,155

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	(7,967)	3,855	534

Other comprehensive (loss)/income for the period	(7,967)	3,855	534

Total comprehensive income for the period	462,960	589,809	81,689

Attributable to:
Equity shareholders of the Company	455,899	586,166	81,184
Non-controlling interests	7,061	3,643	505

MINISO GROUP HOLDING LIMITED
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
(Expressed in thousands, except for per ordinary share, per ADS data and percentages)

	Three months ended March 31,
	2023	2024
	(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000
Reconciliation of profit for the period to adjusted net profit:

Profit for the period	470,927	585,954	81,155

Add back:
Equity-settled share-based payment expenses	12,089	30,937	4,285

Adjusted net profit	483,016	616,891	85,440

Attributable to:
Equity shareholders of the Company	477,594	613,409	84,958
Non-controlling interests	5,422	3,482	482

Adjusted net earnings per ordinary share(1)
– Basic	0.38	0.49	0.07
– Diluted	0.38	0.49	0.07

Adjusted net earnings per ADS (Each ADS represents 4 ordinary shares)
– Basic	1.52	1.96	0.27
– Diluted	1.52	1.96	0.27

Reconciliation of adjusted net profit for the period to adjusted EBITDA:

Adjusted net profit	483,016	616,891	85,440

Add back:
Depreciation and amortization	84,625	150,102	20,789
Finance costs	8,646	15,909	2,203
Income tax expense	130,075	182,432	25,267

Adjusted EBITDA	706,362	965,334	133,699

Adjusted EBITDA margin	23.9%	25.9%	25.9%

Note:

(1) Adjusted basic and diluted net earnings per ordinary share are computed by dividing adjusted net profit attributable to the equity shareholders of the Company by the number of ordinary shares used in the basic and diluted earnings per ordinary share calculation on an IFRS basis.

MINISO GROUP HOLDING LIMITED
UNAUDITED ADDITIONAL INFORMATION
(Expressed in thousands, except for percentages)

	Three months ended March 31,
	2023	2024		YoY
	RMB’000	RMB’000	US$’000
Revenue
Mainland China	2,153,232	2,501,665	346,477	16.2%
– MINISO Brand(1)	2,000,868	2,284,791	316,440	14.2%
– TOP TOY Brand	137,902	213,820	29,614	55.1%
– Others	14,462	3,054	423	(78.9)%
Overseas	800,916	1,221,866	169,226	52.6%

Total	2,954,148	3,723,531	515,703	26.0%

Note:

(1) “MINISO Brand” refers to the revenue generated from MINISO brand including revenue from offline stores, e-commerce and others in mainland China.

MINISO GROUP HOLDING LIMITED
UNAUDITED ADDITIONAL INFORMATION
NUMBER OF MINISO STORES IN MAINLAND CHINA

	As of
	March 31, 2023	December 31, 2023	March 31, 2024	YoY	QoQ
By City Tiers
First-tier cities	458	522	532	74	10
Second-tier cities	1,421	1,617	1,664	243	47
Third- or lower-tier cities	1,504	1,787	1,838	334	51

Total	3,383	3,926	4,034	651	108

MINISO GROUP HOLDING LIMITED
UNAUDITED ADDITIONAL INFORMATION
NUMBER OF MINISO STORES IN OVERSEAS MARKETS

	As of
	March 31, 2023	December 31, 2023	March 31, 2024	YoY	QoQ
By Regions
Asia excluding China	1,182	1,333	1,402	220	69
North Americas	118	172	191	73	19
Latin Americas	478	552	563	85	11
Europe	183	231	237	54	6
Others	170	199	203	33	4

Total	2,131	2,487	2,596	465	109